UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-14676

SCOTTISH POWER PLC

(Exact name of registrant as specified in its charter)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP, SCOTLAND

011 44 141 636 4544

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 42p each (“Ordinary Shares”)

American Depositary Shares, each of which represents 4 Ordinary Shares

(Title of each class of securities covered by this Form)

4.910% Notes due 2010

5.375% Notes due 2015

5.810% Notes due 2025

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Scottish Power plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 11, 2007

Scottish Power plc

By:	/s/ Mrs Sheelagh Duffield
Name:	Mrs Sheelagh Duffield
Title:	Company Secretary